                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                          (Amendment No. __________)*

                           CHANNELL COMMERCIAL CORP.

                _____________________________________________
                               (Name of Issuer)


                          COMMON STOCK $.01 PAR VALUE

                _____________________________________________
                        (Title of Class of Securities)


                                   159186105

                _____________________________________________
                                (CUSIP Number)


                               February 14, 1997

                _____________________________________________
            (Date of Event which Requires Filing of this Statement)



CHECK THE APPROPRIATE SPACE TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

     [ ]  RULE 13d-1(b)
     [ ]  RULE 13d-1(c)
     [X]  RULE 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the act but shall be subject to all other provisions of the Act (however, see the notes).
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                                 SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO.  159186105                                           PAGE 1 OF 1 PAGES
--------------------                                           -----------------

--------- ----------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    William H. Channell
    Jacqueline M. Channell
    The Channell Family Trust
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                          (b) [  ]


--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------- ----------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------

           5       SOLE VOTING POWER
NUMBER OF         -0-
SHARES
           ---------------------------------------------------------------------
           6       SHARED VOTING POWER
BENEFICIALLY       3,250,830. See Item 4(a).

OWNED BY
           ---------------------------------------------------------------------
           7       SOLE DISPOSITIVE POWER
EACH              -0-

REPORTING
           ---------------------------------------------------------------------
           8       SHARED DISPOSITIVE POWER
PERSON             3,250,830. See Item 4(a).

WITH
--------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,250,830.  See Item 4(a).

--------- ----------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*
     Not Applicable        [  ]

--------- ----------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     35.8%.  See Item 4(b).

--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

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Item 1.

         (a) Name of Issuer:

         Channell Commercial Corp.

         (b) Address of Issuer's Principal Executive Offices:

         26040 Ynez Road
         Temecula, California 92591

Item 2.

         (a) Name of Persons Filing: William H. Channell and Jacqueline M. Channell, as Co-Trustees of the Channell Family Trust
         A Joint Filing Agreement is attached hereto as Exhibit 1.

         (b) Address of Principal Business Office or, if none, Residence:

         26040 Ynez Road
         Temecula, California 92591

         (c) Citizenship:  United States

         (d) Title of Class of Securities:  Common Stock, $.01 par value

         (e) CUSIP Number:  159186105

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

         (b) [  ] Bank as defined in section 3(a) (6) of the Act (15 U.S.C.
                  78c).

         (c) [ ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [  ] An investment adviser in accordance with Rule 13d-1(b) (1)
                  (ii) (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the 3(c) (14) of the Investment Company Act of 1940 definition of an investment company under section (15 U.S.C. 80a-3);

         (j) [  ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

ITEM 4.  Ownership.

         (a) Amount Beneficially Owned: The 3,250,830 shares of common stock are held beneficially and of record by the Channell Family Trust. As Co-Trustees of the Channell Family Trust, each of William H. Channell and Jacqueline M. Channell has voting and dispositive power of the securities held by the Channell Family Trust.

         (b) Percent of Class:  35.8

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         (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote: -0-

              (ii)  Shared power to vote or to direct the vote: 3,250,830

              (iii) Sole power to dispose or to direct the disposition of:  -0-

              (iv) Shared power to dispose or to direct the disposition of: 3,250,830

ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The Channell Family Trust has the right to receive the proceeds from the sale of the securities, the ownership of which is hereby reported.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of the Group.

         Not applicable.

ITEM 10. Certifications.

         Not applicable.

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                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date:  January 22, 2001


                              /s/ William H. Channell
                              ________________________________
                              William H. Channell




                              /s/  Jacqueline M. Channell
                              ________________________________
                              Jacqueline M. Channell




                              /s/ William H. Channell
                              ________________________________
                              The Channell Family Trust,
                              William H. Channell, Co-Trustee


Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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EXHIBIT 1

                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) (the "Statement") with respect to the shares of common stock, par value $.01, of Channell Commercial Corp. beneficially owned by the undersigned, and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.

Dated: January 22, 2001.


                              William H. Channell

                              /s/ William H. Channell
                              ________________________________


                              Jacqueline M. Channell

                              /s/ Jacqueline M. Channell
                              ________________________________



                              Channell Family Trust


                              /s/ William H. Channell
                              ________________________________
                              By:  William H. Channell
                              Title:  Co-Trustee